

March 6, 2013

<u>Via Facsimile</u>
Ms. Sydney L. Carey
Chief Financial Officer
TIBCO Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

     Re: **TIBCO Software Inc.**
            Form 10-K for the Fiscal Year Ended November 30, 2012
            Filed January 28, 2013
            File No. 000-26579

Dear Ms. Carey:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.   We note your disclosure on page 3 describes your hosting services. Please describe your accounting policy and provide additional details regarding your hosting arrangements including whether your customers have the right to take possession of the software. Refer to ASC 985-605-55-119 through 125. We further note on page F-8 that your multiple element arrangements may include hosting services as well as professional services, which as noted on page F-7 may include implementation services. Please also

describe your accounting policy for arrangements that include both hosting services and implementation services.

Note 14 – Legal Proceedings

JuxtaComm v. TIBCO, et al., page F-23

2.   We note your disclosure on page F-24 indicates that it is possible that your business, financial position or results of operations could be negatively affected by an unfavorable resolution of the action. We note similar disclosure with respect to your InvestPic, LLC and Vasudevan Software, Inc. ongoing litigation. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements as a whole, including the statement of cash flows.

YYZ, LLC v. TIBCO Software Inc., page F-25

3.   We note that in December 2012 you reached a settlement agreement with YYZ, LLC. Please tell us what consideration was given to disclosing the amount of the settlement or including a statement that the settlement was immaterial, if applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief